May 30, 2012

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jim Rosenberg

Senior Assistant Chief Accountant

Re:	Synthetic Biologics, Inc. (the “Company”)

Form 8-K filed on May 3, 2012 and Form 8-K/A filed on May 30, 2012

Item 4.02

File No. 001-12584

Dear Mr. Rosenberg:

Reference is made to the above-captioned filings.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We further acknowledge that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

SYNTHETIC BIOLOGICS, INC.

By:	/s/ C. Evan Ballantyne
C. Evan Ballantyne
Chief Financial Officer

Synthetic Biologics, Inc. 3985 Research Park Drive, Suite 200, Ann Arbor, MI 48108 (t): 734-332-7800 (f): 734-332-7878